UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

UNILEVER PLC

(Name of Issuer)

Ordinary Shares of the nominal amount of 3 1/9 pence each

(Title of Class of Securities)

G92087165

(CUSIP Number)

Paul David Read

1 Pemberton Row

London EC4A 3BG

United Kingdom

+44 (0) 20 7042 9881

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copy to:

Thomas B. Shropshire, Jr.

Linklaters LLP

One Silk Street

London EC2Y 8HQ

United Kingdom

+44 (0) 20 7456 3223

31 December 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G92087165

1	Name of reporting person The Leverhulme Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (See Item 5)
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization England and Wales
Number of shares beneficially owned by each reporting person with	7	Sole voting power 68,531,182
	8	Shared voting power 0
	9	Sole dispositive power 68,531,182
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by reporting person 68,531,182 (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.3 per cent.[1]
14	Type of reporting person (see instructions) CO

[1]	Based on a total of 1,283,459,367 issued ordinary shares of the nominal amount of 3 1/9p each that can be voted on and are outstanding as of 12 January 2015. This amount is exclusive of 26,696,994 ordinary shares of the nominal amount of 3 1/9p each held on behalf of Unilever PLC.

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CUSIP No. G92087165

1	Name of reporting person The Leverhulme Trade Charities Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (See Item 5)
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization England and Wales
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,035,582
	8	Shared voting power 0
	9	Sole dispositive power 2,035,582
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by reporting person 2,035,582 (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2 per cent.[2]
14	Type of reporting person (see instructions) CO

[2]	Based on a total of 1,283,459,367 issued ordinary shares of the nominal amount of 3 1/9p each that can be voted on and are outstanding as of 12 January 2015. This amount is exclusive of 26,696,994 ordinary shares of the nominal amount of 3 1/9p each held on behalf of Unilever PLC.

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Item 1. Security and Issuer.

This beneficial ownership statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, nominal value of 3 1/9 pence each (the “Ordinary Shares”), of Unilever PLC (the “Issuer”), whose principal executive offices are located at Unilever House, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

Item 2. Identity and Background.

This Schedule 13D is being filed by The Leverhulme Trust, a charitable incorporated organisation organised under the laws of England and Wales (“The Leverhulme Trust CIO”), and The Leverhulme Trade Charities Trust, a charitable incorporated organisation organised under the laws of England and Wales (“The Leverhulme Trade Charities Trust CIO”, together with The Leverhulme Trust CIO, the “Reporting Persons”).

The Leverhulme Trust CIO is a charitable organisation that provides grants and scholarships for research and education. The Leverhulme Trade Charities Trust CIO makes grants to charitable organisations and other institutions that are connected with chemists, grocers and commercial travellers and awards bursaries for university study for people in need, and for those who have a connection with the three beneficiary trade groups.

The Reporting Persons were originally established in the form of a single trust in 1925 by the will of William Hesketh Lever (“Lord Leverhulme”), the founder of Lever Brothers, the predecessor entity of the Issuer. In his will, Lord Leverhulme left a share of holdings in Lever Brothers to the trust, which became a shareholding in the Issuer upon Lever Brothers merger with Margarine Unie in 1929. In 1983, the High Court of Justice of England and Wales approved a declaration of Charitable Trust, which gave the trust’s two charitable purposes (as set out above) each an existence as an independent charitable trust, including their own shareholdings in the Issuer. The Leverhulme Trust (“The Leverhulme Trust (charitable trust)”) was solely concerned with research and education while the eligible trade charities became the focus of The Leverhulme Trade Charities Trust (“The Leverhulme Trade Charities Trust (charitable trust)”).

With effect from midnight on 31 December 2014, each of The Leverhulme Trust (charitable trust) and The Leverhulme Trade Charities Trust (charitable trust) changed its legal status and the assets of each were transferred to charitable incorporated organisations of the same respective names.

The principal executive office of The Leverhulme Trust CIO is located at 1 Pemberton Row, London EC4A 3BG, United Kingdom. The principal executive office of The Leverhulme Trade Charities Trust CIO is located at 1 Pemberton Row, London EC4A 3BG, United Kingdom.

The Reporting Persons have common charity trustees (“directors”). Niall William Arthur FitzGerald, Ashok Sekhar Ganguly, Patrick Jean-Pierre Cescau, Paulus Geradus Josephus Maria Polman, Sir James Iain Walker Anderson, Alan Clive Butler, Rudolph Harold Peter Markham and Stephen Geoffrey Williams are directors of both Reporting Persons. The name, residence or business address, present principal occupation or employment, including name, principal business and address of any corporation or other organisation in which such employment is conducted, and citizenship of each of the executive officers and directors of the Reporting Persons are set forth in Schedule A hereto and are incorporated by reference herein. Messrs. FitzGerald, Ganguly, Cescau, Polman and Anderson were the trustees of The Leverhulme Trust (charitable trust) and The Leverhulme Trade Charities Trust (charitable trust).

During the last five years, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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The Reporting Persons have entered into a Joint Filing Agreement, dated 12 January 2015, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act 1934, as amended (the “Exchange Act”).

Item 3. Source and Amount of Funds or Other Consideration.

As described in Item 2 above, effective midnight on 31 December 2014, each of The Leverhulme Trust (charitable trust) and The Leverhulme Trade Charities Trust (charitable trust) changed its legal status. On such date, the trustees of The Leverhulme Trust (charitable trust) transferred 68,531,182 Ordinary Shares to The Leverhulme Trust CIO pursuant to a transfer agreement, a copy of which is attached as Exhibit 99.2 to this Schedule 13D, and the trustees of The Leverhulme Trade Charities Trust (charitable trust) transferred 2,035,582 Ordinary Shares to The Leverhulme Trade Charities Trust CIO pursuant to a separate transfer agreement, a copy of which is attached as Exhibit 99.3 to this Schedule 13D (together, the “Transfer Agreements”). No monies were exchanged by either The Leverhulme Trust CIO or The Leverhulme Trade Charities Trust CIO.

Transfer Agreements

Under the Transfer Agreements, the trustees of each of The Leverhulme Trust (charitable trust) and The Leverhulme Trade Charities Trust (charitable trust) agreed to transfer all property and assets, including each trust’s respective shareholding in the Issuer, used in connection with the activities each trust carried out in accordance with its respective charitable objects (the “charitable undertakings”) to The Leverhulme Trust CIO and The Leverhulme Trade Charities Trust CIO, respectively, to hold for each Reporting Person’s respective charitable purpose. In consideration for the transfer, the Reporting Persons assumed all debts, liabilities and obligations of any nature relating to the respective charitable undertaking of their predecessor trust with a view to carrying on the respective charitable undertaking as a going concern.

The transfer became effective as of midnight on 31 December 2014. The Reporting Persons agreed to indemnify and keep indemnified each trustee against any loss, liability and cost which such trustee incurred and which was not discharged before the effective date in connection with (i) the ownership and proper operation of the charitable undertaking and the assets of The Leverhulme Trust (charitable trust) and The Leverhulme Trade Charities Trust (charitable trust), respectively, or (ii) as a result of either Reporting Persons’ failure to pay, satisfy or perform the assumed liabilities under the respective Transfer Agreement, including any losses, liabilities or costs incurred as a result of defending or settling a claim alleging such a liability.

The preceding description of the Transfer Agreements contained herein is qualified in its entirety by reference to Exhibits 99.2 and 99.3, which are incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired the Ordinary Shares reported on this Schedule 13D for investment purposes.

Each of the persons listed in Schedule A has acquired the Ordinary Shares disclosed in Schedule B as beneficially owned by him/her for investment purposes or, in the case of Paulus Geradus Josephus Maria Polman, Gordon Marshall and Paul David Read, as compensation for, and in connection with, serving as Chief Executive Officer of the Issuer, Director of the Reporting Persons, and

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Director of Finance of the Reporting Persons, respectively. Mr. Polman is a director of the Reporting Persons, the Chief Executive Officer of the Issuer and a member of the Issuer’s Board of Directors. In these capacities, Mr. Polman takes and will continue to take an active role in the Issuer’s management and strategic direction. By virtue of his positions with the Issuer, Mr. Polman is an affiliate as defined in the Securities Act of 1933, as amended. In his role with the Issuer, he develops plans and proposes changes relating to the management, composition of the Board of Directors, policies, operations, capital structure and business of the Issuer.

The Reporting Persons and the persons listed in Schedule A may, from time to time, in the ordinary course of business, depending on the factors discussed herein, their roles as directors and executives of the Reporting Persons, and the objectives of the Reporting Persons, seek to purchase, acquire, retain, sell, assign, transfer, endorse, pledge, hypothecate and otherwise dispose of all or a portion of the Ordinary Shares in the open market or in privately negotiated transactions. Any actions the Reporting Persons and the persons listed in Schedule A might undertake will be dependent upon the Reporting Persons’ and the persons listed in Schedule A’s, respectively, review of numerous factors, including, among other things, the price levels of the Ordinary Shares; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the objectives of the Reporting Persons; and other future developments.

Except as otherwise set forth herein, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has any present plan or proposal that would relate to, or result in, any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons and the persons listed in Schedule A hereto reserve their rights in full to change their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D as they deem appropriate.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

The Ordinary Shares deemed beneficially owned by each of the Reporting Persons with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person and are incorporated by reference herein.

In addition, by virtue of the relationship among the Reporting Persons, the Reporting Persons may be deemed a “group” under the Exchange Act. The group constituted by the Reporting Persons beneficially owns 70,566,764 Ordinary Shares, which represents 5.5 per cent. of the Issuer’s outstanding share capital exclusive of shares held on behalf of the Issuer.

The aggregate number and percentage of Ordinary Shares beneficially owned by each of the persons listed in Schedule A and the Ordinary Shares deemed beneficially owned by each such person with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are set forth in Schedule B hereto and are incorporated by reference herein.

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Except as disclosed in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which they may be deemed to beneficially own.

(c)

The information set forth in Item 3 and the transactions by the persons listed in Schedule A set out in Schedule B hereto are incorporated by reference herein. Except as disclosed in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has effected any transaction in the Ordinary Shares during the past 60 days.

(d)

To the best knowledge of the Reporting Persons and the persons listed in Schedule A, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons and the persons listed in Schedule A, respectively.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference in this Item 6.

As part of his compensation for acting as the Chief Executive Officer of the Issuer, Mr. Polman receives equity in the Issuer under certain equity compensation plans. Details of these plans are set out in Unilever’s annual reports on Form 20-F. These reports are filed with the U.S. Securities and Exchange Commission and are available on its website, www.sec.gov. As part of their compensation for acting as Director and Director of Finance for the Leverhulme Trust, Mr. Marshall and Mr. Read, respectively, receive equity in the Issuer under certain equity compensation plans.

Except as described above or elsewhere in this Schedule 13D, or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto or between the Reporting Persons and any other person or, to the best of their knowledge, any person named in Schedule A hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit Number	Description

99.1	Joint Filing Agreement dated 12 January 2015 between The Leverhulme Trust and The Leverhulme Trade Charities Trust.

99.2	Transfer Agreement dated 31 December 2014 between The Trustees of the Leverhulme Trust (charitable trust) and The Leverhulme Trust (charitable incorporated organisation). Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

99.3	Transfer Agreement dated 31 December 2014 between The Trustees of the Leverhulme Trade Charities Trust (charitable trust) and The Leverhulme Trade Charities Trust (charitable incorporated organisation). Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: 12 January 2015

The Leverhulme Trust

By:	/s/ NIALL FITZGERALD

Signature

Niall FitzGerald, Chairman

Name/Title

/s/ PATRICK CESCAU

Signature

Patrick Cescau, Charity Trustee

Name/Title

The Leverhulme Trade Charities Trust

By:	/s/ NIALL FITZGERALD

Signature

Niall FitzGerald, Chairman

Name/Title

/s/ PATRICK CESCAU

Signature

Patrick Cescau, Charity Trustee

Name/Title

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SCHEDULE A

The following sets forth as to each of the directors and executive officers of The Leverhulme Trust CIO and The Leverhulme Trade Charities Trust CIO: his name, his business address, his present principal occupation or employment and the name, principal business and address of any corporation or other organisation in which such employment is conducted. Unless otherwise specified, the principal business address of each such individual is 1 Pemberton Row, London EC4A 3BG, United Kingdom.

The Leverhulme Trust CIO

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors
Niall William Arthur FitzGerald	Senior Advisor at Allen & Company Advisors LLP, an investment bank	103 Mount Street, 2nd Floor, London W1K 2TJ, United Kingdom	Ireland

Patrick Jean-Pierre Cescau	Non-executive Chairman of the InterContinental Hotel Group, an international hotel management company	Broadwater Park, Denham, Buckinghamshire UB9 5HR, United Kingdom	France

Paulus Geradus Josephus Maria Polman	Chief Executive Officer of the Issuer and Unilever N.V. (together, “Unilever”), a supplier of fast-moving consumer goods across foods, refreshment and home and personal care categories	Unilever House, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom	The Netherlands

Sir James Iain Anderson	Retired	1 Pemberton Row, London EC4A 3BG	United Kingdom

Alan Clive Butler	Retired	1 Pemberton Row, London EC4A 3BG	United Kingdom

Rudolph Harold Peter Markham	Retired	1 Pemberton Row, London EC4A 3BG	United Kingdom

Stephen Geoffrey Williams	Company Director of Spencer Stuart LLP, an executive search and leadership consulting firm	16 Connaught Place, London, W2 2ED, United Kingdom	United Kingdom

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Ashok Sekhar Ganguly	Chairman of ABP PVT LTD, a newspaper and magazine publisher	ABP PVT LTD, Gandhi Mansion, 4th Floor, 20 Altamount Road, Mumbai 400 026, India	India

Executive Officers

Robert Gordon Marshall	Director of The Leverhulme Trust CIO	1 Pemberton Row, London EC4A 3BG	United Kingdom

Paul David Read	Director of Finance, The Leverhulme Trust CIO	1 Pemberton Row, London EC4A 3BG	United Kingdom

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The Leverhulme Trade Charities Trust CIO

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors
Niall William Arthur FitzGerald	Senior Advisor at Allen & Company Advisors LLP, an investment bank	103 Mount Street, 2nd Floor, London W1K 2TJ, United Kingdom	Ireland

Patrick Jean-Pierre Cescau	Non-executive Chairman of the InterContinental Hotel Group, an international hotel management company	Broadwater Park, Denham, Buckinghamshire UB9 5HR, United Kingdom	France

Paulus Geradus Josephus Maria Polman	Chief Executive Officer of the Issuer and Unilever N.V. (together, “Unilever”), a supplier of fast-moving consumer goods across foods, refreshment and home and personal care categories	Unilever House, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom	The Netherlands

Sir James Iain Anderson	Retired	1 Pemberton Row, London EC4A 3BG	United Kingdom

Alan Clive Butler	Retired	1 Pemberton Row, London EC4A 3BG	United Kingdom

Rudolph Harold Peter Markham	Retired	1 Pemberton Row, London EC4A 3BG	United Kingdom

Stephen Geoffrey Williams	Company Director of Spencer Stuart LLP, an executive search and leadership consulting firm	16 Connaught Place, London, W2 2ED, United Kingdom	United Kingdom

Ashok Sekhar Ganguly	Chairman of ABP PVT LTD, a newspaper and magazine publisher	ABP PVT LTD, Gandhi Mansion, 4th Floor, 20 Altamount Road, Mumbai 400 026, India	India

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Executive Officers

Robert Gordon Marshall	Director of The Leverhulme Trade Charities Trust CIO	1 Pemberton Row, London EC4A 3BG	United Kingdom

Paul David Read	Director of Finance, The Leverhulme Trade Charities Trust CIO	1 Pemberton Row, London EC4A 3BG	United Kingdom

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SCHEDULE B

Beneficial Ownership of Ordinary Shares

The following table sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of Ordinary Shares beneficially owned by each of the persons listed in Schedule A, as well as the number of Ordinary Shares as to which each person listed in Schedule A has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof:

Person	Amount beneficially owned		Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Niall William Arthur FitzGerald	—		—	—	—	—	—

Patrick Jean-Pierre Cescau	119,856	[1]	0.0093	109,625	—	109,625	—

Paulus Geradus Josephus Maria Polman	287,296		0.0224	287,296	—	287,296	—

Sir James Iain Anderson	—		—	—	—	—	—

Alan Clive Butler	52,293		0.0041	52,293	—	52,293	—

Rudolph Harold Peter Markham	—		—	—	—	—	—

Stephen Geoffrey Williams	96,000		0.0075	96,000	—	96,000	—

Ashok Sekhar Ganguly	21,931		0.0017	21,931	—	21,931	—

Robert Gordon Marshall	7,710		0.0006	7,710	—	7,710	—

Paul David Read	2,315		0.0002	2,315	—	2,315	—

[1]	The total amount of beneficially owned Ordinary Shares includes 10,220 Ordinary Shares that are held in the form of the Issuer’s American Depositary Receipts.

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Transactions in Ordinary Shares

The following table sets forth, as of the date of this Schedule 13D, information with regard to transactions in the Ordinary Shares that were effected during the past sixty days by Mr. Polman:

Date of transaction	Amount of Ordinary Shares	Price per share (£)	Where and how the transaction was effected
25 November 2014	1,042	14.92	Exercise of options under Unilever Share Save scheme
10 December 2014	345	26.60	Reinvested dividends from Unilever Management Co-Investment Plan
10 December 2014	2,058	26.60	Reinvested dividends on purchase shares

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement dated 12 January 2015 between The Leverhulme Trust and The Leverhulme Trade Charities Trust.

99.2	Transfer Agreement dated 31 December 2014 between The Trustees of the Leverhulme Trust (charitable trust) and The Leverhulme Trust (charitable incorporated organisation). Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

99.3	Transfer Agreement dated 31 December 2014 between The Trustees of the Leverhulme Trade Charities Trust (charitable trust) and The Leverhulme Trade Charities Trust (charitable incorporated organisation). Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

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